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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 12b-25

                                                         SEC FILE NUMBER 1-10446
                                                          CUSIP NUMBER 536808306


                         NOTIFICATION OF LATE FILING

  (Check One): /X/ Form 10-K and Form 10-KSB    / / Form 11-K    / / Form 20-F

               / / Form 10-Q and Form 10-QSB    / / Form N-SAR

For Period Ended: December 31, 1997



/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        -----------------------

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                       PART I.  REGISTRANT INFORMATION

Full Name of Registrant        Lithium Technology Corporation

Former Name if Applicable

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Address of Principal Executive Office (Street and Number)     5115 Campus Drive

City, State and Zip Code     Plymouth Meeting, PA 19462-1129


                      PART II.  RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


     In December,1997, the Registrant engaged a new independent accounting firm to audit the Registrant's financial statements as of December 31, 1997 and for the year then ended. Due to this transition in independent accountants, there has been a significant increase in workload, and the Registrant has been unable to complete and timely file the subject form 10-KSB without unreasonable effort and expense.

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                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

William D. Walker                     (610)                    940-6090
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     (Name)                          (Area Code)             (Telephone Number)



     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s).                                            /X/ Yes  / / No



     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               /X/ Yes  / / No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously reported in the Registrant's report on Form 10Q-SB for the three months ended September 30, 1997, the Registrant entered into a Senior Secured Convertible Note Purchase Agreement in September 1997 for the sale of $5,500,000 of senior secured convertible notes. The Registrant has recorded the intrinsic value of the beneficial conversion feature of such notes as a charge to interest expense at its then fair value of $9,821,000. Also, the Registrant's interest expense increased to approximately $1,290,000 (net of interest income of $86,000) for 1997 compared to $89,000 (net of interest income of $58,000) in 1996, which increase is attributable to the Company's October 1996 convertible notes and the issuance of certain additional shares in connection with the Registrant's exercise of its right to extend the maturity date for repayment of such notes.

                         Lithium Technology Corporation
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 1998        By: /s/ David J. Cade
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                                President and Chief Operating Officer


          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.